Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603
                               October 5, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9611
                   FT Top Themes ETF Model Portfolio Series
                                 (the "Trust")
                      CIK No. 1865800 File No. 333-258892
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We   received  your  additional  comments  regarding   the  Registration
Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
_________

      1. THE STAFF NOTES THE TRUST'S REVISED PORTFOLIO SELECTION PROCESS STATES THE FOLLOWING, IN PART:

      "THE TRUST SEEKS TO ACHIEVE ITS OBJECTIVE BY INVESTING IN A PORTFOLIO OF THEMATIC EQUITY ETFS, ALL OF WHICH ARE ADVISED BY FIRST TRUST ADVISORS L.P., AN AFFILIATE OF THE TRUST'S SPONSOR. THE ETFS INCLUDED IN THE PORTFOLIO ARE SELECTED BY THE FIRST TRUST MODEL INVESTMENT COMMITTEE (THE "COMMITTEE") USING A DYNAMIC PROCESS THAT STARTS WITH THE UNIVERSE OF FIRST TRUST THEMATIC ETFS. THE COMMITTEE SELECTS THE INVESTMENT THEMES IT BELIEVES ARE BEST SUITED TO ACHIEVE THE TRUST'S OBJECTIVE. THE FACTORS CONSIDERED IN DETERMINING THE PORTFOLIO INCLUDE: THE SIZE AND LIQUIDITY OF THE ETF, MACROECONOMIC CONDITIONS IMPACTING THE ETF (INCLUDING ECONOMIC GROWTH, INFLATION AND BUSINESS CYCLE STAGES), GROWTH AND VALUATION OPPORTUNITIES OF THE ETFS AND THE UNDERLYING HOLDINGS OF THE ETFS."

      (A) PLEASE DESCRIBE THE "SIZE AND LIQUIDITY OF THE ETF."

      (B) THE CRITERIA THAT STATES, "MACROECONOMIC CONDITIONS IMPACTING THE ETF (INCLUDING ECONOMIC GROWTH, INFLATION AND BUSINESS CYCLE STAGES)" SHOULD BE MORE PLAIN-ENGLISH AS WHAT THESE CONSIDERATIONS ARE AND HOW THEY ARE FACTORED INTO THE SELECTION PROCESS. PLEASE REVISE.

      (C) DESCRIBE WHAT THE COMMITTEE IS LOOKING FOR WHEN CONSIDERING THE UNDERLYING HOLDINGS OF THE ETFS.

      Response: In accordance with the Staff's comments, the first paragraph of the Portfolio Selection Process has been revised as follows:

      "The Trust seeks to achieve its objective by investing in a portfolio of thematic equity ETFs, all of which are advised by First Trust Advisors L.P., an affiliate of the Trust's Sponsor. The ETFs included in the portfolio are selected by the First Trust Model Investment Committee (the "Committee") using a dynamic process that starts with the universe of First Trust thematic ETFs. The Committee selects the investment themes it believes are best suited to achieve the Trust's objective. The factors considered in determining the portfolio include: the size and liquidity of the ETF (requiring a minimum market capitalization of $50,000,000), macroeconomic conditions impacting the ETF (reviewing current equity market conditions as a whole and overall economic growth, inflation and business cycle stages and their likely impact on the equity market as a basis for selecting equity positions for the model portfolio), growth and valuation opportunities of the ETFs and the underlying holdings of the ETFs (considering sector/industry exposure of the underlying holdings of the ETFs as well as exposure to the identified theme at the holding and portfolio level)."

      2. PLEASE DISCLOSE THE ROLE OF THE INVESTMENT COMMITTEE IN THE PROSPECTUS.

      Response: Pursuant to the Staff's comment, the following disclosure has been added to the Portfolio Selection Process:

      "The Committee is a specialized subset of the group of analysts at the Sponsor, which is responsible for selecting and maintaining a set of ETF-based model portfolios that the Sponsor uses for a variety of purposes. The Sponsor selects the Trust's portfolio based on a thematic ETF model created by the Committee."

      3. PLEASE DISCLOSE THAT THE INVESTMENTS IN THE ETFS WILL BE EQUALLY WEIGHTED WITHIN THE TRUST'S PORTFOLIO.

      Response: Pursuant to the Staff's comment, the following disclosure has been added to the prospectus:

      "The ETFs selected are equally weighted within the Trust's final portfolio."

      4. THE STAFF NOTES THE TRUST'S REVISED "SMART GRID COMPANIES RISK" ADDED THE DEFINITION OF "SMART GRID COMPANIES." PLEASE CONSIDER INCORPORATING THE ADDITIONAL DETAIL INTO THE STRATEGY DISCLOSURE AND REMOVE THE DEFINITION FROM THE RISK DISCLOSURE.

      Response: Pursuant to the Staff's request, the Trust has revised its disclosure to move the definition of "smart grid companies" to the Portfolio Selection Process.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon